UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): April 28, 2020

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive Chicago, Illinois	**60601**
(Address of principal executive offices)	(Zip Code)

**Registrant's telephone number, including area code:
(312) 565-5700**

**Former name or former address, if changed since last report:
Not Applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On April 28, 2020, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended March 31, 2020, the declaration of a dividend for the quarter ended March 31, 2020, and dividend guidance for the next quarter. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations? any statements of belief? and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on the Bank's and its members' businesses, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), a decrease in the Bank's levels of business which may negatively impact its results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, the Bank's ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the potential phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated April 28, 2020

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: April 28, 2020

By: /s/ Roger D. Lundstrom

Roger D. Lundstrom

Executive Vice President and Chief Financial Officer

Exhibit 99.1

April 28, 2020

To Our Members:

When the first quarter of 2020 began, no one could have anticipated how our world was going to change due to the COVID-19 pandemic. The impact of the virus itself has been compounded by the necessity of social distancing and stay-at-home orders in both Illinois and Wisconsin. This has led to profound and, in some cases, existential impacts in the businesses and communities served by our members and enormous stresses on each of our members as you have adjusted your operations to protect your customers and staff. Through this, we have witnessed a spirit of innovation, ingenuity, and resiliency, all of which have proven powerful in the face of the hardships wrought by the pandemic. I believe times like these bring out the best in people, our businesses, and our communities and my belief has been reinforced in the actions taken by all of you in support of your customers and communities.

The Federal Home Loan Bank of Chicago (FHLBank Chicago) has also made fundamental changes in the way we deliver our products and services so that we can continue to serve as a strong and dependable source of funding and liquidity of our members. Over the past few weeks, a large portion of new advance borrowings were driven by our members' needs to obtain liquidity to manage through market volatility and to support the execution of government-driven relief programs such as the Paycheck Protection Program (PPP). Our Bank has been operating as a virtual home loan bank for almost six weeks and, through the dedication and commitment of our excellent team of professionals, have supported our members, enhanced your online access, adjusted collateral requirements, and developed a major new initiative to assist you in helping your customers.

Supporting Our Members and Your Communities through the COVID-19 Pandemic
The strength of our balance sheet has enabled us to not only meet your funding and liquidity needs but to offer a COVID-19 Relief Program, to help you help your customers and your communities through this difficult time period.

The programs and provisions we recently announced include:

- A COVID-19 Relief Program providing zero-rate advances and grants for all members and your community partners. The Program is estimated to cost our Bank approximately $30 million in interest rate subsidies and grant expenses; this amount ensures all members can participate fully in the Program.
- Temporary relief provisions for collateral loan eligibility
- Temporary extension for some advances linked to LIBOR
- Temporary relief provisions for Mortgage Partnership Finance® (MPF®) Program loans
- Paycheck Protection Program (PPP) loans eligible as pledged collateral

Visit our COVID-19 Resource Center to learn more about the above accommodations and for regular updates on additional resources available to you during the COVID-19 pandemic.

First Quarter 2020 Financial Highlights: Overview
We are pleased to announce that, based on our preliminary financial results for the first quarter of 2020, the Board of Directors of the FHLBank Chicago declared a dividend of 5.00% (annualized) for Class B1 activity stock and a dividend of 2.25% (annualized) for Class B2 membership stock, in line with the Class B1 guidance provided in January 2020. The dividend for the first quarter of 2020 will be paid by crediting your DID account on May 14, 2020.

The FHLBank Chicago pays a higher dividend per share on your activity stock to recognize members that use advances and, thereby, support the entire cooperative. The higher dividend received on Class B1 activity stock has the effect of lowering your borrowing costs, and this benefit has increased on a relative basis as the Federal Reserve has cut short-term interest rates twice in the first quarter of 2020. **Based on current projections and assumptions about our financial condition and the economic outlook, we expect to maintain a 5.00% (annualized) level of dividend for Class B1 activity stock for the second quarter of 2020.** We are providing this information to assist you in planning your advance activity with us.

We expect to report net income of $80 million for the first quarter of 2020 when we file our Form 10-Q with the Securities and Exchange Commission next month. Our preliminary and unaudited financial results are included here. Details on the dividend payments declared for the first quarter of 2020, the dividend guidance provided in this letter, and our first quarter 2020 financial highlights are provided here.

First Quarter 2020 Financial Highlights: Advances, Letters of Credit, and MPF Loans
At the end of the first quarter of 2020, activity on advances, letters of credit, and MPF loans outstanding remained strong despite turbulent market conditions.

- Advances outstanding totaled $55.0 billion, up $4.5 billion from year-end 2019.
- Letters of credit commitments totaled $25.2 billion, up $1.3 billion from year-end 2019.
- MPF loans held in portfolio totaled $10.6 billion, up $0.6 billion from year-end 2019.

Providing Insight on the Economic and Financial Markets Impact of the COVID-19 Pandemic
Our balance sheet remains strong, and our access to the funding markets has proven reliable in this evolving landscape. Throughout the first quarter of 2020, we maintained ready access to funding; however, the impact of the COVID-19 pandemic on our overall funding costs may cause compression in net interest margin as returns on our liquidity asset portfolio decline over the same time. Despite challenges the COVID-19 pandemic created for the financial markets, we have and expect to continue to be able to meet your funding and liquidity needs. Through our strategies, solutions, and relief accommodations, we work to continue to support your borrowing needs during this time.

Operating as a Virtual Bank During the COVID-19 Pandemic
Serving our members and ensuring the health and well-being of our employees remains our highest priorities. The resiliency, spirit, and dedication of our FHLBank Chicago team in support of our members and each other has been remarkable. Through this crisis, our business resiliency plans helped us remain fully operational as a virtual workplace and we expect to continue to operate as effectively as ever.

We continue to virtually interact with our members on a regular basis, and are currently assessing the viability of continuing with in-person events, versus creating virtual meetings for two of our upcoming conferences-an FHLBank System Insurance Conference, hosted annually each June in Chicago, and our annual FHLBank Chicago Management Conference, held in August. Each year, we very much look forward to these gatherings with our members, but our top priority is the safety and well-being of our attendees, guest speakers, event partners and vendors, and colleagues. We will keep you apprised of decisions being made in the near term, including any changes to an event's format and agenda.

As we manage together through these unprecedented times, please know that we are here to support you, now and through any additional challenges that may lie ahead.

Best regards,

Matt Feldman
President and CEO

First Quarter 2020 Dividend and Dividend Forecast

On April 28, 2020, the Board of Directors of the Federal Home Loan Bank of Chicago (FHLBank Chicago) maintained the dividends declared on Class B1 activity stock and Class B2 membership stock. Based on our preliminary financial results for the first quarter of 2020, the Board of Directors declared a dividend of 5.00% (annualized) for Class B1 activity stock and a dividend of 2.25% (annualized) for Class B2 membership stock.

The actual effective combined dividend rate on the total stock held by each member depends on each member's level of activity with the FHLBank Chicago during the first quarter of 2020 and the relative number of shares of activity and membership capital stock held by each member. The dividend for the first quarter of 2020 will be paid by crediting your DID account on May 14, 2020.

Based on current projections and assumptions about our financial condition and the economic outlook, we expect to maintain a 5.00% (annualized) level of dividend for Class B1 activity stock for the second quarter of 2020. We continue to work to support a reliable dividend on our stock, but any future dividend payment remains subject to determination and declaration by our Board of Directors and may be impacted by a change in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors. Given the potential uncertainties related to the current COVID-19 pandemic and its effects and potential effects on the global and national economies, we do not plan to provide further guidance on dividends at this time.

First Quarter 2020 Financial Highlights

For more details, please refer to the Condensed Statements of Income and Statements of Condition here. The financial results discussed are preliminary and unaudited. We expect to file our first quarter 2020 Form 10-Q with the Securities and Exchange Commission (SEC) next month. You can access it on our website, fhlbc.com, or through the SEC's reporting website.

- Advances outstanding increased $4.5 billion to $55.0 billion at March 31, 2020, up from $50.5 billion at December 31, 2019 as members increased their on balance sheet liquidity to manage needs related to the effects of the COVID-19 pandemic.
- MPF Loans held in portfolio increased to $10.6 billion at March 31, 2020, up from $10.0 billion at December 31, 2019, due mainly to increased volume from loan origination activity driven by refinancing as mortgage rates declined overall.
- Total investment securities increased 10% to $25.4 billion at March 31, 2020, up from $23.1 billion at December 31, 2019, as purchases exceeded paydowns and maturities.
- Total assets increased to $103.4 billion as of March 31, 2020, compared to $99.8 billion as of December 31, 2019, due mainly to growth in our advances outstanding, MPF Loans, and total investment securities.
- We recorded net income of $80 million in the first quarter of 2020, up from $77 million in the first quarter of 2019.
- Net interest income after provision for credit losses for the first quarter of 2020 was $144 million, up from $118 million for the first quarter of 2019, primarily due to funding our statement of condition with debt at lower rates than the same period a year ago.
- In the first quarter of 2020, noninterest income was $2 million, down $16 million from $18 million for the first quarter of 2019, primarily due to losses from our derivatives and economic hedging activities.
- Letters of credit commitments increased to $25.2 billion at March 31, 2020, up from $23.9 billion at December 31, 2019.
- We remained in compliance with all of our regulatory capital requirements as of March 31, 2020.

Forward-Looking Information: This publication contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations? any statements of belief? and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on our and our members' businesses, maintaining compliance with regulatory and statutory requirements (including relating to our dividend payments and retained earnings), a decrease in our levels of business which may negatively impact our results of operations or financial condition, the reliability of our projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the potential phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. We assume no obligation to update any forward-looking statements made in this publication.

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	March 31, 2020	December 31, 2019	Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$ 11,887	$ 15,815	(25)%
Investment securities	25,424	23,096	10 %
Advances	55,005	50,508	9 %
MPF Loans held in portfolio, net of allowance for credit losses	10,647	10,000	6 %
Other	480	408	18 %
Assets	$ 103,443	$ 99,827	4 %
Consolidated obligation discount notes	$ 47,095	$ 41,675	13 %
Consolidated obligation bonds	48,593	50,474	(4)%
Other	2,690	2,224	21 %
Liabilities	98,378	94,373	4 %
Capital stock	1,954	1,713	14 %
Retained earnings	3,822	3,770	1 %
Accumulated other comprehensive income (loss)	(711)	(29)	2,352 %
Capital	5,065	5,454	(7)%
Total liabilities and capital	$ 103,443	$ 99,827	4 %
Member standby letters of credit - off balance sheet	$ 25,192	$ 23,851	6 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the year to date ended March 31,		
	2020	2019	Change
Interest Income	$ 565	$ 686	(18)%
Interest Expense	(419)	(568)	(26)%
Net interest income	146	118	24 %
Reversal of (provision for) credit losses	(2)	—	— %
Net interest income after reversal of (provision for) credit losses	144	118	22 %
Noninterest income	2	18	(89)%
Noninterest expense	(57)	(50)	14 %
Income before assessments	89	86	3 %
Affordable Housing Program assessment	(9)	(9)	— %
Net income	$ 80	$ 77	4 %
Average interest bearing assets	$ 103,247	$ 94,207	10 %
Net interest income yield on average interest earning assets	0.57%	0.50%	0.07 %